EXHIBIT 11.1

CPI CORP. COMPUTATION OF EARNINGS (LOSS) PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 4, 2006, FEBRUARY 5, 2005 AND FEBRUARY 7, 2004

thousands except share and per share data	2005	2004		2003

Common shares outstanding at beginning of fiscal period	18,432,779	18,360,238		18,288,006
Shares issued during the period - weighted average	60,956	49,536		54,113
Shares issuable under employee stock plans - weighted average	10,720	-	*	21,919
Dilutive effect of exercise of certain stock options	16,148	-	*	44,626

Less: Treasury stock weighted average	(10,639,543)	(10,521,370)		(10,260,500)

Weighted average number of common and common equivalent shares	7,881,060	7,888,404		8,148,164

Net earnings (loss) applicable to common shares:
From continuing operations	$6,389	$(14,762)		$5,842
From discontinued operations	-	(3,746)		(4,624)

Net earnings (loss)	$6,389	$(18,508)		$1,218

Net earnings (loss) per common and common equivalent shares:
From continuing operations	$0.81	$(1.87)		$0.72
Form discontinued operations	-	(0.48)		(0.57)

Earnings (loss) per common share	$0.81	$(2.35)		$0.15

Options to purchase 64,144, 190,991 and 167,728 shares of common stock were outstanding during 2005, 2004 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

*	The effect of stock options in the amount of 21,527 shares and 17,422 shares issuable under employee stock plans were not considered as the effect is antidilutive.